SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D1
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FleetCor Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

339041105
(CUSIP Number)

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 339041105	(Page 2 of 10)

13D
1.		NAME OF REPORTING PERSONS Ceridian LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 7,625,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 7,625,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,625,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 83,831,663 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus 7,625,380 additional shares issued to Ceridian LLC in connection with the Merger Agreement.

CUSIP No. Common Stock – 339041105	(Page 3 of 10)

13D
1.		NAME OF REPORTING PERSONS Foundation Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 7,625,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 7,625,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,625,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 83,831,663 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus 7,625,380 additional shares issued to Ceridian LLC in connection with the Merger Agreement.

CUSIP No. Common Stock – 339041105	(Page 4 of 10)

13D
1.		NAME OF REPORTING PERSONS Ceridian Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 7,625,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 7,625,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,625,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 83,831,663 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus 7,625,380 additional shares issued to Ceridian LLC in connection with the Merger Agreement.

CUSIP No. Common Stock – 339041105	(Page 5 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 7,625,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 7,625,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,625,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 83,831,663 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus 7,625,380 additional shares issued to Ceridian LLC in connection with the Merger Agreement.

CUSIP No. Common Stock – 339041105	(Page 6 of 10)

Item 1.                      Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed jointly on behalf of the following (collectively, the “Reporting Persons”): (1) Ceridian LLC, a Delaware limited liability company (“Ceridian”), (2) Foundation Holding LLC, a Delaware limited liability company (“Foundation”), (3) Ceridian Holding LLC, a Delaware limited liability company (“Holding”) and (4) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“Advisors”),  with respect to shares of common stock (“Common Stock”), $0.001 par value per share, of FleetCor Technologies, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 5445 Triangle Parkway, Norcross, Georgia 30092.

Item 2.                      Identity and Background.

This Schedule 13D is being filed jointly on behalf of the Reporting Persons.  The principal business of each of Ceridian, Foundation as Ceridian’s sole member and Holding as Foundation’s sole member is human capital management through Ceridian’s subsidiaries.  The principal business address and principal office of Ceridian, Foundation and Holding is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.

The sole member of Ceridian is Foundation.  The sole member of Foundation is Holding.  The managers of Holding are Brent B. Bickett, William P. Foley, II, Thomas M. Hagerty, Stuart C. Harvey, Jr., Soren L. Oberg and Ganesh B. Rao.  Stuart C. Harvey, Jr., Lois M. Martin, Laura K. Mollet, Timothy G. Farley and Nicholas D. Cucci are principally employed as executive officers of Holding, Foundation and Ceridian. All such entities and Stuart C. Harvey, Jr., Lois M. Martin, Laura K. Mollet, Timothy G. Farley and Nicholas D. Cucci have a principal business address of 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.  Brent B. Bickett and William P. Foley, II are principally employed as senior executive officers of Fidelity National Financial, Inc., and such individuals have a principal business address of 601 Riverside Ave., Jacksonville, FL 32204. Thomas M. Hagerty, Soren L. Oberg and Ganesh B. Rao are principally employed as managing directors of Thomas H. Lee Partners, L.P. and have a principal business address of 100 Federal Street, Boston, MA 02110.  Each of the named individuals above is a citizen of the United States.

The following entities controlled by Advisors (such entities listed, collectively, “THL Entities”) hold approximately a 64 percent interest of Holding in the aggregate: Thomas H. Lee Equity Fund VI, L.P. (“Equity Fund VI”); Thomas H. Lee Parallel Fund VI, L.P. (“Parallel Fund VI”); Thomas H. Lee Parallel (DT) Fund VI, L.P. (“DT Fund VI”);  Great-West Investors, LP (“Great-West”); Putnam Investments Employees Securities Company III LLC (“Putnam III”); THL Coinvestment Partners, L.P. (“THL Coinvestment”); THL Operating Partners, L.P. (“THL Operating”); THL Equity Fund VI Investors (Ceridian), L.P. (“Ceridian I”); THL Equity Fund VI Investors (Ceridian) II, L.P. (“Ceridian II”); THL Equity Fund VI Investors (Ceridian) III, LLC (“Ceridian III”); THL Equity Fund VI Investors (Ceridian) IV, LLC (“Ceridian IV”); and THL Equity Fund VI Investors (Ceridian) V, LLC (“Ceridian V”).

CUSIP No. Common Stock – 339041105	(Page 7 of 10)

The managing member of Advisors is THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”).  Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the sole member of THL Equity Advisors VI, LLC, which in turn is the general partner of each of Equity Fund VI, Parallel Fund VI, DT Fund VI, Ceridian I and Ceridian II.  THL Equity Advisors VI, LLC is also the manager of Ceridian III, Ceridian IV and Ceridian V.  Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the general partner of each of THL Coinvestment and THL Operating.  Advisors is the attorney-in-fact for each of Great-West and Putnam Investments, LLC, which is the managing member of Putnam Investment Holdings, LLC, which in turn is the managing member of Putnam III.  Voting and investment decisions are made by the management committee of THL Holdco, which is comprised of Anthony J. DiNovi and Scott M. Sperling.

During the last five years, none of Ceridian, Foundation, Holding, Brent B. Bickett, William P. Foley, II, Thomas M. Hagerty, Stuart C. Harvey, Jr., Soren L. Oberg, Ganesh B. Rao, Lois M. Martin, Laura K. Mollet, Timothy G. Farley, Nicholas D. Cucci, Thomas H. Lee Partners, L.P., THL Equity Advisors VI, LLC, Putnam Investments, LLC, Putnam Investment Holdings, LLC, the THL Entities, Anthony J. DiNovi or Scott M. Sperling have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 24, 2014, a copy of which is filed with this Schedule 13D as Exhibit 1 and pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Ceridian, as the seller of its subsidiary Comdata Inc., entered into an Agreement and Plan of Merger, dated as of August 12, 2014, with Comdata Inc., the Company and FCHC Project, Inc. (as amended, the “Merger Agreement”), through which FCHC Project was merged with and into Comdata Inc. (the “Merger”).  The Company issued, in the aggregate, 7,625,380 shares of Common Stock, par value $0.001 per share (“Common Stock”), for the benefit of Ceridian, the sole stockholder of Comdata Inc., as consideration for the sale of Comdata Inc. for an aggregate Merger consideration of $1,004,262,546 using a price per share for the Company Common Stock of $131.70 as set forth in the Merger Agreement. The closing of the Merger occurred on November 14, 2014.  Of the total of 7,625,380 shares issued for the benefit of Ceridian, 5,371,067 shares were received by Ceridian at the closing, subject to a six-month transfer restriction (as set forth in the response to Item 4 and hereby incorporated by reference).  356,059 shares of the 7,625,380 shares have been placed into an escrow account to secure Ceridian’s obligations for a post-closing purchase price adjustment as provided in the Merger Agreement.  The remaining 1,898,254 shares of the 7,625,380 shares have been placed into an escrow account to secure Ceridian’s indemnification obligations under the Merger Agreement, and such shares will be released from escrow in accordance with the Escrow

CUSIP No. Common Stock – 339041105	(Page 8 of 10)

Agreement, dated as of November 14, 2014, by and among the Company, Ceridian and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as escrow agent (the “Escrow Agreement”).

The foregoing summaries of the Merger Agreement and the Escrow Agreement are not intended to be complete and are qualified in their entirety by reference, as applicable, to the Merger Agreement and the Amendment to the Merger Agreement, attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference, and the Escrow Agreement, attached hereto as Exhibit 5 and incorporated herein by reference.

Item 4.                                Purpose of Transaction.

Ceridian acquired the Common Stock as consideration for the sale of Comdata Inc. through the Merger under the Merger Agreement.

Pursuant to the Merger Agreement and immediately upon the closing of the Merger, Ceridian entered into the Investor Rights Agreement, dated as of November 14, 2014, with the Company.

Board Representation. Pursuant to the Investor Rights Agreement, the Company appointed Thomas M. Hagerty to the Board of Directors of the Company (the “Board”) on November 14, 2014. Ceridian’s right to appoint a member of the Board will remain in effect for so long as Ceridian owns at least 50% of the shares of Common Stock received by Ceridian as consideration for the Merger.

Transfer Restrictions. Pursuant to the Investor Rights Agreement, Ceridian may not transfer any Common Stock held under the Investor Rights Agreement until after the six-month anniversary of the date of the Investor Rights Agreement (except for permitted transfers to certain affiliates and certain other parties for transfers by a holder who is a natural person).

Registration Rights. Pursuant to the Investor Rights Agreement, following the six-month anniversary of the date of the Investor Rights Agreement, Ceridian may request that the Company register under the Securities Act of 1933 all or any portion of the Common Stock beneficially owned by Ceridian on Form S-3 or other short-form registration statement under the Securities Act of 1933. In addition, Ceridian and its permitted transferees holding Common Stock under the Investor Rights Agreement are entitled to piggyback registration rights in respect of such shares.

The foregoing summary of the Investor Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, attached hereto as Exhibit 4 and incorporated herein by reference.

Item 5.                                Interest in Securities of the Company.

(a)-(b)

CUSIP No. Common Stock – 339041105	(Page 9 of 10)

Ceridian beneficially owns 5,371,067 shares of Common Stock, and 1,898,294 shares of Common Stock plus 356,059 shares of Common Stock are held in escrow accounts for the benefit of Ceridian, totaling 7,625,380 shares of Common Stock (or approximately 8.3% of Common Stock (based on 91,457,043 shares, which includes 83,831,663 shares outstanding as of October 31, 2014, as reported by the Company in its Form 10-Q filed with the SEC on November 10, 2014, plus the additional 7,625,380 shares issued to Ceridian in connection with the Merger Agreement)).  On account of being Ceridian’s sole manager, Foundation may be deemed to beneficially own the 7,625,380 shares of Common Stock issued to Ceridian in connection with the Merger Agreement.  Likewise, on account of being Foundation’s sole manager, Holding may be deemed to beneficially own the 7,625,380 shares of Common Stock issued to Ceridian in connection with the Merger Agreement.

The THL Entities (as set forth above in Item 3 hereto which is incorporated by reference), which are controlled by Advisors, hold approximately a 64 percent interest of Holding in the aggregate.

Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the sole member of THL Equity Advisors VI, LLC, which in turn is the general partner of each of Equity Fund VI, Parallel Fund VI, DT Fund VI, Ceridian I and Ceridian II.  THL Equity Advisors VI, LLC is also the manager of Ceridian III, Ceridian IV and Ceridian V.  Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the general partner of each of THL Coinvestment and THL Operating.  Advisors is the attorney-in-fact for Great-West and Putnam Investments, LLC, which is the managing member of Putnam Investment Holdings, LLC, which in turn is the managing member of Putnam III.

The responses set forth in Items 2 and 3 hereof are incorporated by reference in their entirety.

(c)
The responses set forth in Items 3, 5(a) and 5(b) hereof are incorporated by reference in their entirety.

(d)
If Ceridian elects to dividend the proceeds from any sale of the Common Stock of the Company, the members of Holding would have the right to receive such proceeds.  Such interest relates to more than five percent of the proceeds for the following entities: Fidelity National Financial Ventures, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., THL Equity Fund VI Investors (Ceridian), L.P., THL Equity Fund VI Investors (Ceridian) II, L.P.

(e)
Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The responses set forth in Item 3 and Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Item 3 or Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

CUSIP No. Common Stock – 339041105	(Page 10 of 10)

Item 7.                                Material to be Filed as Exhibits.

EXHIBIT 1

Joint Filing Agreement, by and among the Reporting Persons, dated as of November 24, 2014 (filed herewith).

EXHIBIT 2

Agreement and Plan of Merger, dated as of August 12, 2014, by and among Comdata Inc., Ceridian LLC, FleetCor Technologies, Inc. and FCHC Project, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2014, File No. 001-35004, filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2014).

EXHIBIT 3

Amendment to Agreement and Plan of Merger, dated November 10, 2014, by and among Comdata Inc., Ceridian LLC, FleetCor Technologies, Inc. and FCHC Project, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on November 17, 2014).

EXHIBIT 4

Investor Rights Agreement, dated as of November 14, 2014, by and between Ceridian LLC and FleetCor Technologies, Inc. (filed herewith).

EXHIBIT 5

Escrow Agreement, dated as of November 14, 2014, by and among FleetCor Technologies, Inc., Ceridian LLC and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as escrow agent (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 24, 2014

CERIDIAN LLC

By:	/s/ Laura K. Mollet
	Name:	Laura K. Mollet
	Title:	Executive Vice President and Chief Financial Officer

FOUNDATION HOLDING LLC

By:	/s/ Laura K. Mollet
	Name:	Laura K. Mollet
	Title:	Executive Vice President and Chief Financial Officer

CERIDIAN HOLDING LLC

By:	/s/ Laura K. Mollet
	Name:	Laura K. Mollet
	Title:	Chief Financial Officer

THOMAS H. LEE ADVISORS, LLC
BY: THL HOLDCO, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D]

Exhibit Index
EXHIBIT 1

Joint Filing Agreement, by and among the Reporting Persons, dated as of November 24, 2014 (filed herewith).

EXHIBIT 2

Agreement and Plan of Merger, dated as of August 12, 2014, by and among Comdata Inc., Ceridian LLC, FleetCor Technologies, Inc. and FCHC Project, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2014, File No. 001-35004, filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2014).

EXHIBIT 3

Amendment to Agreement and Plan of Merger, dated November 10, 2014, by and among Comdata Inc., Ceridian LLC, FleetCor Technologies, Inc. and FCHC Project, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on November 17, 2014).

EXHIBIT 4

Investor Rights Agreement, dated as of November 14, 2014, by and between Ceridian LLC and FleetCor Technologies, Inc. (filed herewith).

EXHIBIT 5

Escrow Agreement, dated as of November 14, 2014, by and among FleetCor Technologies, Inc., Ceridian LLC and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as escrow agent (filed herewith).